ARTICLES OF INCORPORATION


I. The name of the Corporation is:  The Polaris Fund


II. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the GENERAL CORPORATION LAW of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the Califor-nia Corporations Code.


III. The name and address in the State of California of this corporation's ini-tial agent for service of process is:

Name:  	Marcus B. Crawshaw
Address: 444 W. Ocean Blvd. #1404
City:   Long Beach      State: CALIFORNIA               Zip: 90802


IV. This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 100,000,000.





                                               _____________________________
                                             Marcus B. Crawshaw, Incorporator